Exhibit 10.1

October 21, 2022	Dear Jason:
Jason Cole

This offer letter sets forth the terms of your employment with Desktop Metal, Inc. (the “Company”). Your employment with the Company will commence on October 31, 2022 (“Effective Date”). On November 10, 2022 you will be appointed as the Company’s Chief Financial Officer and Treasurer.

Your base salary will be $550,000 annually (the “Annual Base Salary”) beginning on the Effective Date which will be paid in accordance with Desktop Metal’s standard payroll procedures. You will be eligible to participate in the Company’s annual bonus program with a target bonus opportunity equal to 100% of your Annual Base Salary. The annual bonus for your first year will be prorated based on your start date. The actual annual bonus that you earn for any year under the Company’s annual bonus program will be determined by the Board of Directors of the Company (or its committee) and will be subject to your continued employment with the Company through the date of payment.

Subject to Compensation Committee approval, you will be granted an initial equity grant of 1,500,000 restricted stock units of the Desktop Metal’s common stock (the “RSUs”). These RSUs will vest over four years. 25% of the RSUs will vest on the first anniversary of the 1st day of the month immediately following your employment start date and then quarterly thereafter over the remaining three years, subject to your continued employment with the company through the applicable vesting date, except as provided below. Subject to Board approval, in year two you will be eligible for an additional annual equity grant in the value of $600,000 the terms of which will be established by the Board.

In the event your employment with the Company is terminated by the Company without Cause (as defined below) or you terminate your employment for Good Reason (as defined below), then, subject to your execution and delivery to the Company of a formal separation agreement in a form provided by the Company (which will contain, among other terms, (i) a general release of claims against the Company, but that will not require you to release claims to vested equity including but not limited to the vested portion of the equity stated above, your rights to severance under this offer letter, your vested benefits or your rights to indemnification and defense and (ii) non-competition obligations to last for a period of one year following your termination of employment with the Company (a “Separation Agreement)), you will receive the following: (A) six months of severance payments (“Severance Payments”) in the form of Annual Base Salary continuation at your then-current monthly rate after your termination from employment (the “Severance Period”); and (B) if you are covered under the Company’s group health plan at the time of such termination or resignation and you timely elect to continue such coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the Company will pay the employer's portion of the premium for health, dental and vision coverage for you and your covered dependents through the earlier of the end of the Severance Period and the date you and your covered dependents, if any, become eligible for coverage under another employer’s plan(s) (and you agree to promptly notify the Company of such eligibility). The Severance Payments will be payable in substantially equal installments in accordance with the Company’s standard payroll policies, less applicable withholdings, with such installments to commence on the first payroll date following the date the Separation Agreement becomes effective and irrevocable and with the first installment to include any amount that would have been paid had the Separation Agreement been effective and irrevocable on your termination date. For the avoidance of doubt, in no event will you be entitled to payment under the Non-Competition and Non-Solicitation Agreement with the Company if you receive severance under this offer letter.

Solely for the purposes of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), each Severance Payment or other installment payment pursuant to this offer letter is considered a separate payment. Notwithstanding anything in this offer letter to the contrary, no amount deemed deferred compensation subject to Section 409A of the Code shall be payable pursuant to this letter unless your termination of employment constitutes a “separation from service” with the Company within the meaning of Section 409A (a “Separation from Service”). Notwithstanding anything in this offer letter to the contrary, if at the time of your Separation from Service, you are considered a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, and if any payment that you become entitled to under this offer letter would be considered deferred compensation subject to interest, penalties and additional tax imposed pursuant to Section 409A of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, then no such payment shall be payable prior to the date that is the earlier of (i) six months and one day after the your date of termination, or (ii) your death. In that event, any installments that are required to be delayed for the six month period shall be accumulated during that period and paid in a lump sum on the earlier of the dates set forth in clauses (i) or (ii) of the previous sentence. The parties intend that this offer letter will be administered in accordance with Section 409A of the Code. To the extent that any provision of this offer letter is ambiguous as to its compliance with Section 409A of the Code, the provision shall be read in such a manner so that all payments hereunder comply with Section 409A of the Code. The parties agree that this of may be amended, as reasonably requested by either party, and as may be necessary to fully comply with Section 409A of the Code and all related rules and regulations in order to preserve the payments and benefits provided hereunder without additional cost to either party. To the extent that any reimbursements payable pursuant to this offer letter are subject to the provisions of Section 409A of the Code, any such reimbursements shall be paid to you no later than December 31 of the year following the year in which the expense was incurred, the amount of expenses reimbursed in one year shall not affect the amount eligible for reimbursement in any subsequent year, and your right to reimbursement under this offer letter will not be subject to liquidation or exchange for another benefit.

For purposes of this offer letter, “Cause” shall mean your violation of a Company policy or rule; your breach, attempted breach, or violation of any non-competition or non-solicitation agreement you have with the Company; your willful failure to substantially perform your duties with the Company after you have been provided 14 days’ notice of such failure and afforded an opportunity to cure; your willful failure in any material respect to carry out or comply with any lawful and reasonable directive of the Board; your arrest for, conviction of, or plea of guilty, nolo contendere, or no contest to any felony or a misdemeanor involving moral turpitude, material deceit, or fraud; your gross negligence, willful misconduct; or other conduct by you that could be materially harmful to the business, interests or reputation of the Company. For purposes of this offer letter, “Good Reason” shall mean (i) the Company relocates you or requires you to be based, in either case, more than 35 miles from the Company’s current Burlington, MA location, (ii) your job responsibilities are materially reduced, or (iii) your base salary is materially reduced; provided, that, in the case of any of the foregoing, the condition that constitutes Good

Reason continues beyond thirty (30) days after you have provided the Company written notice that you believe in good faith that such condition giving rise to such claim of Good Reason has occurred, so long as such notice is provided within ninety (90) days after the initial existence of such condition and you leave employment within 30 days after you provided the Company written notice of the Good Reason and it failed to cure same.

In addition, if, within twelve (12) months following the date of any Change of Control (as defined in the Company’s 2020 Incentive Award Plan) you are terminated without Cause, or you resign for Good Reason, your remaining unvested equity incentive awards will vest immediately prior to such termination or resignation, subject to your execution of the Separation Agreement.

Additional Information relevant to the position:
● We have a flexible vacation policy. We don’t formally track employee days off, but we do expect employees to coordinate with their team and manager as to when is the best time to take vacation.
● Health, Vision, and Dental insurance / FSA
● Short Term and Long Term Disability Insurance, and Life Insurance (100% of annual earnings).
● We offer a 401k retirement savings plan.

You will be required to execute an Invention and Non-Disclosure Agreement and a Non-Competition and Non-Solicitation Agreement in the forms attached as Exhibit A and Exhibit B, as a condition of employment. You represent that you are not bound by any employment contract, restrictive covenant or other restriction preventing you from entering into employment with or carrying out your responsibilities for the company, or which is in any way inconsistent with the terms of this letter.

Further, you agree not to bring any third party confidential information to Desktop Metal, including that of your former employer, and that in performing your duties for the company you will not in any way utilize any such information. For purposes of federal immigration law, you will be required to provide to the company, within three days of your hire date, documentation of your eligibility to work in the United States, as required by the Immigration Reform and Control Act of 1986.

Desktop Metal reserves the right to conduct back-ground investigations and/or reference checks on all of its potential employees. Your job offer, therefore, is contingent upon a clearance of such a background investigation and/or reference check. We look forward to a beneficial and productive relationship. Nevertheless, you should be aware that your employment with the Company is for no specified period and constitutes at will employment. As a result, you are free to resign at any time, for any reason or for no reason. Similarly, the Company is free to conclude its employment relationship with you at any time, with or without Cause, and with or without notice. We request that, in the event of without Good Reason resignation, you give the Company at least two weeks’ notice.

To accept this offer, please sign the enclosed copy of this letter and return it to me (along with Exhibits A and B) on or before Monday, October 24, 2022. This letter, along with the Invention and Non-Disclosure Agreement and Non-Competition and Non-Solicitation Agreement, sets forth the terms of your employment with the company and supersede any prior representations or agreements including, but not limited to, any representations made during your recruitment, interviews or pre-employment negotiations, whether written or oral. We are confident you will be able to make a significant contribution to the success of our company and look forward to working with you to build an industry leading company.

Sincerely,

/s/ Ric Fulop

Ric Fulop
Chief Executive Officer

I accept the offer as out-lined above.

/s/ Jason Cole
Jason Cole